Exhibit 23.3

KPMG LLP

4200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Winmark Corporation:

We consent to the use of our report dated February 16, 2006, with respect to the consolidated balance sheet of Winmark Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Minneapolis, Minnesota

March 29, 2007